UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 21, 2025, CytoMed Therapeutics Limited (the “Company”) issued a press release announcing that the Company has completed Dose Level 1 of its first-in-human Phase I dose-escalation clinical trial of CTM-N2D (“ANGELICA Trial”), and is proceeding to Dose Level 2.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press Release dated July 21, 2025 titled: Update On Clinical Trial Milestone - CytoMed Therapeutics Achieves Completion of Dose Level 1 of its ANGELICA TRIAL, and Proceeding to Dose Level 2 in Patients with Advanced Solid Tumors or Haematological Malignancies

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: July 21, 2025	By:	/s/ CHOO Chee Kong
CHOO Chee Kong Director and Chairman